Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

July 12, 2010

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Amendment No.1 to Registration Statement on Form S-1
Filed June 23, 2010
File No. 333-164348

Dear Mr. Kruczek:

By letter dated July 7, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement on Form S-1 originally filed on May 24, 2010 and subsequently amended on June 23, 2010 (collectively, the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Fee Table

1.  We note your response to comment 1; however, the number of “Shares to be Offered” in your table beginning on page 21 differs from the number of shares in your fee table.  Please reconcile.  Ensure that your revisions are also consistent with the number of shares mentioned in Exhibit 5.1.

RESPONSE: We have amended the Registration Statement throughout to reflect the correct number of shares being registered in the Registration Statement.

Risk Factors, page 10

2.  We note your response to prior comment 2 and the amended drawdown equity financing agreement.  Generally, it is inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private placement while the related securities are the subject of a pending registration statement.  Please provide us your analysis of how the amendment to the drawdown equity financing agreement is consistent with Section 5.

RESPONSE:  The terms of the Drawdown Equity Financing Agreement (the “DEFA”) with Auctus Private Equity Fund, LLC (“Auctus”) have not changed and were not renegotiated.  The Company filed a Current Report on Form 8-K with the Commission on April 26, 2010 (the “Current Report”), properly reflecting the terms of the original DEFA in Item 1.01 (please see the third paragraph where the disclosure conveys the purchase price to be set at 97% of the lowest closing bid price of the common stock during the pricing period).  However, the original DEFA filed as Exhibit 10.1 to the Current Report contained a scrivener’s error as it related to the calculation of the purchase price (see former Section 1.22).  The amended Drawdown Equity Financing Agreement (the “Amended DEFA”), was filed as Exhibit 10.2 to the Company’s amended Registration Statement in order to correct the scrivener’s error made in the Exhibit to the Current Report.

Exhibit 5.1

3.  We note your response to prior comment 7 and the continued reference to when the shares registered for resale “will be” legally issued, fully paid and non-assessable.  If some of the shares have been previously issued by you to the selling stockholders, as indicated by note 1 to your fee table, then counsel’s opinion should state, if true, that the shares have been legally issued, fully paid and non-assessable.

RESPONSE: Our corporate counsel has amended the legal opinion related to the legality and validity of the shares being offered in the Registration Statement.

Further, the Company agrees and acknowledges that:

(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer